EXHIBIT 99.1

Sono Group Receives Notice of Delisting from Nasdaq

MUNICH, Germany, July 18, 2023 (GLOBE NEWSWIRE) -- On July 12, 2023, solar tech company Sono Group N.V. (NASDAQ: SEV) (“Sono Group” or the “Company”) received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the staff of the Listing Qualifications Department (the “Staff”) has determined that the Company’s securities will be delisted from Nasdaq in accordance with Listing Rules 5101, 5110(b) and IM-5101-1. The Notice further states that trading of the Company’s common shares will be suspended at the opening of business on July 21, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq. The Company has requested a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination.

The Staff’s determination was based on the following factors: the associated public interest concerns raised by the Company’s announcement that it had applied to the insolvency court of Munich, Germany, to permit the opening of a self-administration proceeding with respect to the Company pursuant to Section 270 et seqq. of the German Insolvency Code; concerns regarding the residual equity interest of the existing listed securities holders; and concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq.

The Notice further states that the Company’s failure to file its Form 20-F for the year ended December 31, 2022 (the “2022 20-F”), which was due on May 1, 2023, with the SEC and Nasdaq and resultant failure to comply with Nasdaq’s filing requirement as set forth under Listing Rule 5250(c)(1) serves as an additional and separate basis for delisting.

As previously disclosed in its Form 6-Ks filed with the SEC on March 22, 2023, April 21, 2023 and May 8, 2023, the Company currently does not meet the continued listing criteria set forth in Nasdaq Rules 5450(a)(1), 5605(c)(2)(A) and 5250(c)(1). On March 20, 2023, the Company received a letter from the Staff notifying the Company that the bid price of its common shares had closed below $1.00 per share for 30 consecutive business days and, accordingly, that the Company did not comply with Nasdaq Listing Rule 5450(a)(1). On April 21, 2023, the Company notified Nasdaq that, as a consequence of the resignation of four out of five members of the Company’s supervisory board, including all independent supervisory board members, the Company is no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Securities Exchange Act of 1934. On May 3, 2023, the Company received a notice from the Staff stating that because the Company has not yet filed its 2022 20-F, the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

ABOUT SONO MOTORS
Sono Group is on a mission to fundamentally revolutionize global mobility. The Company’s mission is to equip every vehicle with solar cells. The Company’s breakthrough proprietary solar technology is designed to integrate seamlessly into a wide range of vehicle types – including cars from other OEMs, buses, refrigerated vehicles and RVs. This may increase ranges, lower fuel costs and reduce CO2 emissions, paving the way for climate-friendly mobility.

CONTACT
Press:
press@sonomotors.com | www.sonomotors.com/press

Investors:
ir@sonomotors.com | ir.sonomotors.com

FORWARD LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.